Abigail P. Hemnes

abigail.hemnes@klgates.com
February 14, 2020	T +1 617 951 9053
F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re: John Hancock Variable Insurance Trust (the “Trust”) — File No. 811-04146

Preliminary Proxy Statement on Schedule 14A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 7, 2020, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) relating to a meeting of shareholders of Global Trust (“Global Trust”) and Mutual Shares Trust (“Mutual Shares Trust” and, together with Global Trust, the “Funds”), each a series of the Trust. The Proxy Statement was filed with the SEC on January 31, 2020, accession no. 0001193125-20-020612.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Proxy Statement.

Comment on Contract Owner Letter

1.	Comment — Please incorporate the disclosure from the fourth full paragraph into the “Shareholders of the Trust” discussion on page 3 of the Proxy Statement.

Response — The Trust has made the requested changes.

Comments on Proxy Statement

2.	Comment — On page 4 of the Proxy Statement, under the heading “Voting Procedures,” in the first sentence of the second paragraph, please revise the disclosure to refer to owners of variable contracts.

Response — The Trust has made the requested changes.

3.

Comment — On page 4 of the Proxy Statement, under the heading “Voting Procedures,” in the third paragraph, please revise the first paragraph to state that proxies and instructions from contract owners maybe revoked. Please also delete the final sentence, which appears to duplicate the disclosure in the first sentence.

February 14, 2020

Response — In response to the Staff’s comment, the Trust has revised the disclosure as follows:

Proxies and voting instructions from contract owners may be revoked at any time prior to the voting of the shares represented thereby by: (i) mailing written instructions addressed to the Secretary of the Trust at 200 Berkeley Street, Boston, Massachusetts 02116; or (ii) signing and returning a new proxy or a new voting instructions form, as applicable, in each case if received by the Trust by April 13, 2020~~;~~. Proxies may also be revoked by ~~or (iii)~~ attending the Meeting and voting shares. All valid proxies will be voted in accordance with specifications thereon, or in the absence of specifications, for approval of a Proposal. ~~Instructions from contract owners may be revoked by: (i) mailing written instructions addressed to the Secretary of Trust at 200 Berkeley Street, Boston, Massachusetts 02116; or (ii) signing and returning a new voting instructions form, in each case if received by the Trust by the close of business on April 13, 2020.~~

4.	Comment — On page 22, please include the disclosure required by Item 23 of Schedule 14A.

Response — In response to the Staff’s Comment, the Trust notes that the disclosure in response to Item 23 has not been included in the Proxy Statement because it is not applicable to the Fund.

A.	Comments on Both Proposals

5.	Comment — Please consider revising the defined term “Global Trust Subadvisory Agreement” or “Mutual Shares Subadvisory Agreement” to be “MIM Subadvisory Agreement.”

Response — The Trust has made the requested changes.

6.	Comment — With respect to the advisory fee charts, please consider changing the reference to “Amended Fee Schedule” to “New Proposed Fee Schedule.”

Response — The Trust has made the requested change.

7.

Comment — With respect to the second paragraph under “MIM and the Global Trust Subadvisory Agreement” or “MIM and the Mutual Shares Trust Subadvisory Agreement,” as applicable, please consider moving the information from Appendix C to the body of the Proxy Statement.

Response — The Trust has reviewed this section of the Proxy Statement and has determined that the format in which it is presented is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.

Comment — The fourth paragraph under “MIM and the Global Trust Subadvisory Agreement” or “MIM and the Mutual Shares Trust Subadvisory Agreement,” as applicable, states that MIM may, in certain instances, but is not obligated to, aggregate securities purchase or sale orders among its clients in an effort to obtain a more favorable price or lower brokerage commission and efficient execution. Please confirm for the Staff that any such actions would not be taken if shareholders of either Fund would be harmed in any way.

Response — The Trust so confirms.

9.

Comment — The final paragraph under “MIM and the Global Trust Subadvisory Agreement” or “MIM and the Mutual Shares Trust Subadvisory Agreement,” as applicable, states that the description of the Global Trust Subadvisory Agreement or the Mutual Shares Trust Subadvisory Agreement, as applicable, is “qualified in its entirety” by the form of the applicable subadvisory attached in Appendix B. Please remove this qualification, as the Staff believes that all material terms of the agreements should be disclosed in the Proxy Statement.

Response — The Trust has made the requested change.

10.

Comment — The first paragraph under “Comparison Between the Templeton Subadvisory Agreement and the Global Trust Subadvisory Agreement” or “Comparison between the Franklin Subadvisory Agreement and the Mutual Shares Trust Subadvisor Agreement,” as applicable, states that under both the current subadvisory agreement and the new proposed subadvisory agreement, the subadvisors have substantially the same duties. If the duties to be performed are not identical in nature, please include appropriate disclosure regarding any differences in the duties to be performed.

February 14, 2020

Response — The Trust respectfully notes that the only differences in the duties of the subadvisers are identified in the paragraphs immediately following the paragraph noted by the Staff. However, in response to the Staff’s comment, the Trust has clarified the disclosure as follows:

Under both agreements, except as described below, the subadvisors have ~~substantially~~ the same duties. The principal differences are described below.

11.	Comment — Under the heading “Evaluation by the Board of Trustees,” please confirm that all considerations adverse to the proposal are discussed and described in the Proxy Statement.

Response — The Trust so confirms.

12.

Comment — Under the heading “Evaluation by the Board of Trustees,” for each of the factors listed, please indicate how the Board evaluated each factor, rather than listing the factors or making conclusory statements with respect to the factors. Please see Instruction 1 to Item 22(c)(11)(ii) of Schedule 14A.

Response — The Trust believes that its disclosure is responsive to Item 22(c)(11) of Schedule 14A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Comment Regarding Proposal 1 Only

13.	Comment — Under “Comparison Between the Templeton Subadvisory Agreement and the Global Trust Subadvisory Agreement,” please provide the date that the Board approved the appointment of Templeton.

Response — The Trust has made the requested change.

Comment Regarding Proposal 2 Only

14.

Comment — Under “Comparison Between the Franklin Subadvisory Agreement and the Mutual Shares Trust Subadvisory Agreement,” please confirm that there has been no other action taken with respect to the Franklin Subadvisory Agreement since the beginning of the last fiscal year, per Item 22(c)(1)(v) of Schedule 14A.

Response — In response to the Staff’s comment, the Trust has revised the disclosure to include the following:

The Franklin Subadvisory Agreement was most recently reviewed and approved by the Board at in-person meetings held on May 29-30, 2019 and June 24-26, 2019.

Comment on Appendix C

15.	Comment — In the last paragraph of Appendix C, please provide all information required by Item 22(c)(13) of Schedule 14A, if applicable.

Response — The Trust will make the requested change.

Comment on Voting Instruction Forms

16.	Comment — Please bold the last line of the first paragraph, which reads “and in their discretion upon such other matters as may properly come before the meeting.”

Response — The Trust will make the requested change.

February 14, 2020

Comment on Proxy Cards

17.	Comment — Please bold the disclosure that states that “As to any other matter, the proxy or proxies will vote in accordance with their best judgement.”

Response — The Trust will make the requested change.

*         *         *

The Trust, on behalf of the Funds, intends to file definitive forms of the Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Harsha Pulluru, Assistant Secretary of the Trust

Betsy Anne Seel, Assistant Secretary of the Trust